EXHIBIT 99.3








                           FOCUS Enhancements Restates
                           Prior Financial Statements
            Restatement Will Not Affect Fiscal 1997 Operating Results



SUDBURY, MASS., October 20, 1997 - FOCUS Enhancements, Inc. (NASDAQ: FCSE, FCSEW) announced today that the Company will restate previously issued financial statements for the fiscal year ended December 31, 1996 as well as for the quarters ended March 31, 1997 and June 30, 1997.

The prior period adjustments result from a review of the Company's financial statements conducted by The Nasdaq Stock Market. As a result of the review, the Company concluded that its recording of barter credits totaling approximately $1.2 million as "Other Assets" at December 31, 1996 was inconsistent with generally accepted accounting principles. The Company had recorded the barter credits as an asset based on the estimated fair value of the inventory exchanged which was determined by management's interpretation and application of the accounting literature. The Nasdaq Stock Market disagreed with management's application of the accounting literature, and as a result, the Company will reduce the amount reported as "Other Assets" by approximately $1.2 million on the balance sheets for December 31, 1996, March 31, 1997, and June 30, 1997.

In connection with the restatements, the Company will also record at December 31, 1996 additional reserves, totaling approximately $400,000, for potential stock balancing and other product return transactions. Although the Company provides allowances for potential uncollectible amounts, estimated future returns, exchanges and price protection credits (as noted in Note 2 of the Company's audited financial statements), it did not provide for returns resulting from stock balancing transactions as required by generally accepted accounting principles. As a result of the Company's discussions with Nasdaq, management agreed to provide additional reserves for estimated returns resulting from stock balancing transactions and amended its revenue recognition accounting policy.

As restated, the Company's net loss for fiscal 1996 will increase from $9,208,431 to $10,772,410. The restatements will not affect the operating results for the quarters ended March 31, 1997 and June 30, 1997.

          (a table summarizing the impact of the restatements follows)

FOCUS Enhancements, Restate Prior Financial Statements                 Page 2

                                             FOCUS Enhancements, Inc.
                                       Restatements of Financial Statements


                                                             Three Months     Three Months        Three Months      Three Months
                             Year Ended       Year Ended       Ended            Ended               Ended              Ended
                            December 31,     December 31,     March 31,        March 31,           June 30,            June 30,
                                1996             1996           1997             1997                1997                1997
                             As Reported     As Restated     As Reported      As Restated         As Reported        As Restated
                             -----------     -----------     -----------      -----------         -----------        -----------

Net sales                   $ 15,076,368    $ 15,076,368    $  4,801,550       $  4,801,550       $  6,124,867       $  6,124,867
Net income (loss)             (9,208,431)    (10,772,410)         16,476             16,476            231,707            231,707
Net income (loss)
     Primary                $      (1.01)   $      (1.18)   $          0       $          0       $        .02       $        .02
     Fully diluted          $      (1.01)   $      (1.18)   $          0       $          0       $        .02       $        .02
Total current assets           6,246,669       5,846,669       8,926,570          8,525,570         10,070,488          9,644,998
Total assets                   9,471,346       7,907,367      12,319,747         10,755,768         13,533,748         11,969,769
Total current liabilities      6,854,178       6,854,178       7,669,750          7,669,750          8,670,640          8,670,840
Total liabilities              6,934,844       6,934,844       7,744,597          7,744,597          8,711,426          8,711,426
Total liabilities and
  stockholders' equity         9,471,346       7,907,367      12,319,747         10,755,768         13,533,748         11,969,769


FOCUS Enhancements, Inc. is an industry leader in the development and marketing of advanced, proprietary video scan conversion products for the rapidly converging, multi-billion dollar computer and television industries. The Company's products, which are sold globally through Original Equipment Manufacturers (OEMs) and resellers, merge computer-generated graphics and television displays for presentations, training, education, video teleconferencing, internet viewing, and home gaming markets. In addition, the Company is developing a family of products that will enable the current installed base of televisions, VCRs, and camcorders to remain functional in upcoming HDTV environments.

Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the Company's products, increased levels of competition for the Company; new products and technological changes, the Company's dependence upon third-party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.

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